November 20, 2008

Via U.S. Mail and Facsimile (011-90-212-292-5390)

Serkan Okandan
Chief Financial Officer
Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, Mesrutiyet Caddesi No: 71
34430 Tepebasi, Istanbul, Turkey

> **Re:** **Turkcell Iletisim Hizmetleri A.S.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 23, 2006**
> **File No. 1-15092**
> **Response Letters Dated September 4, 2008 and October 14, 2008**

Dear Mr. Okandan:

　　We refer you to our comment letters dated August 7, 2008 and September 17, 2008 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　Cecilia Blye, Chief
　　　　　　　　　　　　　Office of Global Security Risk

cc:　　Larry Spirgel
　　　　Assistant Director
　　　　Division of Corporation Finance